SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002

Perusahaan Perseroan (Persero) P.T.
Indonesian Satellite Corporation
(Translation of Registrant's Name into English)

Indosat Building
Jalan Medan Merdeka Barat, 21
Jakarta 10110 - Indonesia
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✓ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No ✓

(If " Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) P.T.
Indonesian Satellite Corporation

Date : May 20, 2002

By : ______________________

Name : Hari Kartana
Title : President

INDOSAT

Ref. 434/GUI/HM.110/02

May 20th, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
USA
Fax No.: (202) 9429525
Attn.: **Filing Desk**

Re. : Sale of Government of Indonesia Shares in PT Indosat

Dear Sir,

Please find attached the translation of the letter that has been submitted to the Jakarta Stock Exchange and Surabaya Stock Exchange in regards to the Sale of Government of Indonesia Shares in PT Indosat at May 20, 2002.

Thank you for your attention.

Sincerely yours,

Hari Kartana
President

Un-Official Translation

Ref. 424/GUI/HM.110/02

May 20th, 2002

1. **Jakarta Stock Exchange**
   JSX Building
   Jl. Jend. Sudirman Kav. 52-53
   Jakarta

2. **Surabaya Stock Exchange**
   Bapindo Plaza II, lt 20
   Jl. Jend. Sudirman Kav. 54-55
   Jakarta

Re. : Sale of Government of Indonesia Shares in PT Indosat

Dear Sir,

Referring to the letter from PT Bursa Efek Jakarta No S-1477/BEJ-PEM/05-2002 dated May 16, 2002 in regard to the temporary suspension of trading of PT Indosat shares in Bursa Efek Jakarta with effect from 3:07 pm in May 16, 2002 and announcement of PT Bursa Efek Surabaya No JKT-016/MS/PENG/BES/V/2002 dated May 16, 2002 in regard to the to the temporary suspension of trading of PT Indosat shares in Bursa Efek Jakarta with effect from 4:48 pm in May 16, 2002, we would like to advise the following information:

1. Referring to the letter from Deputy Minister of Restructurization and Privatization of Ministry of State Owned Enterprise No S-66/D5.MBU/2002 dated May 17, 2002 which we received on May 18, 2002 at 3:08 pm, it is hereby advised that the sale of 8% shares of PT Indosat belonging to the Government of Indonesia had been executed by the Government of Indonesia.

2. The number of shares of the Government of Indonesia which were sold were 83,500,000 series B shares and the sale was executed at the price of Rp 12,000 (twelve thousands rupiah) per share.

3. It is hereby advised in accordance to the information that we received from the office of the Minister of State Owned Enterprise.

The information was advised as a consideration for the decision making of the required follow-up actions. Thank you for your attention and cooperation.

Thank you for your attention.

Sincerely yours,

Signed by

Hari Kartana
President